[DGS Letterhead]

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

  Re:
  Amendment No. 1 to Venoco, Inc. Registration Statement on Form S-1

Dear Mr. Schwall:

        Set forth below are responses of Venoco, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated January 17, 2006, regarding the Company's Registration Statement on Form S-1 as filed on December 19, 2005. In connection herewith, the Company has filed by EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (as amended by Amendment No. 1, the "Registration Statement"). Enclosed is a copy of the Registration Statement marked to reflect changes made in response to the Staff's comments. If additional copies of the Registration Statement are needed, please let us know.

        Set forth below are the Staff's January 17, 2006 comments, indicated in bold, followed by responses on behalf of the Company.

Form S-1

General

        1.     Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

        We have endeavored to ensure that changes made in response to the Staff's comments are made consistently throughout the Registration Statement.

        2.     Provide current and updated disclosure with each amendment. For example, update the status of your expectation to have your common stock quoted on the New York Stock Exchange. Also, provide updated accountants' consents with each amendment. Other examples of disclosure that is now outdated or incomplete include your forecasts for 2005 at page 3, your disclosure in the Business and Properties section under "Description of Properties" and the disclosure at page 70 regarding executive compensation.

        The Registration Statement has been revised throughout to provide updated disclosure where appropriate. The Staff is advised that the Company expects to apply to have its stock listed on the New York Stock Exchange in the near future. The Staff is further advised that, prior to the commencement of marketing efforts, the Company expects to file a subsequent pre-effective amendment to the Registration Statement that will include financial statements of the Company as of and for the year ended December 31, 2005 and information relating to a reserve report to be prepared by Netherland, Sewell & Associates, Inc. as of December 31, 2005. With respect to the financial statements currently included in the Registration Statement, the Staff is advised that the Company satisfies the conditions set forth in Section 3-01(c) of Regulation S-X.

        We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted exhibits, including the legal opinion and underwriting agreement. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

        We will provide the Staff with all new disclosure, including omitted exhibits, as promptly as practicable. The Company understands that the Staff will require an opportunity to review this and all other updated disclosure.

        3.     Please provide the estimated per share price range of the offering or advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

        The Staff is advised that the Company does not have a current estimate of the proposed price range for the offering. The Company believes that the price range will depend in part on the information to be reflected in its financial statements for the year ended December 31, 2005 and its reserve estimates as of December 31, 2005, and that information is currently being compiled. The Company also believes that subsequent changes in market conditions, including changes in commodity prices, may affect the price range. The Company understands that inclusion of a definitive price range will be required prior to the commencement of marketing efforts for the offering.

Summary, page 1

        4.     Revise to provide a more balanced overview of your business. For example, you cite your business strategy and competitive strengths but do not mention the more significant challenges and material risks you face, including those relating to the control your CEO exercises and the substantial competition you face. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

        Page 4 of the Registration Statement has been revised in response to the Staff's comment.

        5.     You repeat much of this section word for word in the Business section. Revise this section to summarize and highlight the principal aspects of your business and to eliminate repetitive disclosure.

        Page 46 of the Registration Statement has been revised in response to the Staff's comment.

Our strengths, page 1

Attractive reserve replacement costs, page 2

        6.     We note your disclosure of reserve replacement cost from inception through September 1, 2005 on pages 2 and 46. Please expand your disclosure to address the following:

  •
  Provide a description of how the replacement cost is calculated. We would expect the information used to calculate this cost to be derived directly from the amounts disclosed in the reconciliation of beginning and ending proved reserve quantities in accordance with paragraph 11 of SFAS 69.

        Pages 2 and 9 of the Registration Statement have been revised in response to the Staff's comment. The Staff is advised that the information used to calculate reserve replacement cost was derived in the manner required by SFAS 69.

  •
  Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). It is not appropriate to calculate the replacement cost using non-proved reserve quantities or proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

        The Staff is advised that the Company has not in all cases created or maintained records regarding the classification of proved reserves (developed versus undeveloped) it has obtained through acquisition at the time of the acquisition. However, the Company's calculation of its reserve replacement cost includes historical development costs relating to its reserves. Accordingly, the Company believes that the additional costs relating to proved reserves that do not qualify as proved developed producing are fully reflected in the calculation. The Staff is further advised that the Company did not include in its calculation non-proved reserves or reserves attributable to unconsolidated entities or investments accounted for using the equity method.

  •
  Explain whether or not the historical sources of reserve additions are expected to continue and the extent to which external factors outside of management's control impact the amount of reserve additions from that source from period to period.

        Pages 4 and 9 of the Registration Statement have been revised in response to the Staff's comment.

  •
  Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

        Page 4 of the Registration Statement has been revised in response to the Staff's comment. The Staff is advised that the Company does not view newly discovered reserves included in its reserve estimates as being subject to uncertainties that are materially greater than those affecting its other reserves.

  •
  Indicate the time horizon of when the reserve additions are expected to be produced to provide a better understanding of when these reserve additions could ultimately be converted to cash inflows.

        Page 4 of the Registration Statement has been revised in response to the Staff's comment.

  •
  Disclose how management uses this measure.

        Page 9 of the Registration Statement has been revised in response to the Staff's comment.

  •
  Disclose the limitations of this measure.

        Page 9 of the Registration Statement has been revised in response to the Staff's comment.

Summary Historical Financial Information, page 6

        7.     Please remove the subtotal line item entitled "Operating income" from the data table. This amount is inconsistent with the presentation and classification of revenue and expense items in your statements of operations presented on page F-5. Additionally, it appears certain amounts included in this subtotal line may not be appropriately classified as operating.

        Pages 6 and 25 of the Registration Statement have been revised in response to the Staff's comment. The tables on those pages are consistent with the statement of operations presented on page F-5.

        8.     Please amend the table of summary historical financial information to appropriately label each column of fiscal information as predecessor or successor. Please make consistent changes throughout the rest of your filing, such as, but not limited to the selected financial data beginning on page 25 and the guarantor financial information presented in footnote 16 beginning on page F-42.

        Tables of historical financial information throughout the Registration Statement have been revised in response to the Staff's comment.

Risk Factors, page 10

        9.     Many of your risk factors could apply to any company in your industry. To assist investors' understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. For example, please make clear how the risks arising from each of your acquisitions impacts you specifically. Also, move the disclosure regarding the Beverly Hills litigation to a new risk factor rather than including it in a generic discussion.

        The "Risk Factors" section of the Registration Statement has been revised throughout in response to the Staff's comment. With respect to the Beverly Hills litigation, the Company respectfully submits that it is appropriate to include the disclosure in question as part of a risk factor discussing risks relating to environmental laws and regulations, both because it is an example of the type of risk the Company can face in connection with actual or alleged violations of those laws and regulations and because, in the Company's view, a separate risk factor on the subject would give the matter a degree of prominence that is unwarranted in relation to the Company's likely exposure with respect to the litigation.

        10.   Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Our business involves significant operating risks" and "Our operations are limited by a variety of contractual, regulatory and other constraints" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

        The "Risk Factors" section of the Registration Statement has been revised throughout in response to the Staff's comment.

        11.   Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while." Instead, focus on the underlying risk and the harm that could result. You may provide other details later in your document.

        The "Risk Factors" section of the Registration Statement has been revised throughout in response to the Staff's comment.

Our business involves significant operating risks, page 11

        12.   We note your disclosure of downhole mechanical problems experienced in May 2005 relating to a well in the South Ellwood field. You have further disclosed the impact of such mechanical problems, such as the reduction of production volumes in the following months. Please tell us how this problem, and any other significant problems incurred on other properties, affected your impairment analysis under the full cost method for the interim periods in fiscal year 2005.

        The Staff is advised that neither the referenced mechanical problems nor any other similar problem affected the outcome of any impairment analysis conducted by the Company for the interim periods in fiscal year 2005. The referenced problems, and the resulting change in the estimated reserves associated with the affected property, were inconsequential in comparison to the difference between the present value of the property and its net book value.

Use of Proceeds, page 23

        13.   Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under your current credit agreement and indenture governing your senior notes. Include necessary detail regarding each of the intended uses. We may have additional comments.

        As discussed with the Staff, the "Use of Proceeds" section of the Registration Statement provides as much detail regarding the anticipated uses of the proceeds of this offering as is currently available. In the event that the Company is able to provide additional detail prior to the effectiveness of the Registration Statement (e.g., if it enters into an agreement relating to an acquisition it intends to finance in whole or in part with proceeds of the offering), it will revise the section appropriately. The Staff is advised that the proceeds of the Company's initial borrowings under its credit agreement and the issuance of its senior notes have been used as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows" on page 37 of the Registration Statement (see the first full paragraph on that page).

Management's Discussion and Analysis…page 28

Overview, page 28

        14.   Consider revising your overview to identify the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

        Page 28 of the Registration Statement has been revised in response to the Staff's comment.

Critical Accounting Policies and Estimates, page 41

        15.   The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

          (a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

          (b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

          (c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance

        Pages 41-45 of the Registration Statement have been revised in response to the Staff's comment.

Quantitative and Qualitative Disclosures About Market Risk, page 38

Changes in Fair Value, page 41

        16.   We note your statement on page 4 that "cash flow from operations is supported by the hedges we have in place from 2005 through 2009". Please expand your disclosures regarding market risk with in management's discussion and analysis to fully explain the basis for this statement. Your expanded disclosure should address the impact of the risks of changes in value of your derivatives on future business plans, such as your ability to fund expected capital expenditures and growth in operations.

        Page 40 of the Registration Statement has been revised in response to the Staff's comment.

Results of Operations, page 68

        17.   When you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. For example, you list two reasons for the increases in your oil and natural gas revenues when comparing the nine months ended September 30, 2005 with the nine months ended September 30, 2004. If known or practicable, please breakdown and quantify the impact each of those factors had on your increases in costs. Revise the entire section accordingly. Please refer to FRC Section 501.04 for further guidance.

        Pages 31, 33 and 34 of the Registration Statement have been revised in response to the Staff's comment.

Business and Properties, page 46

Potentially Material Costs Associated with Environmental Regulation…page 61

        18.   If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks. Similarly, provide additional detailed disclosure regarding the aggregate costs to which you refer in the fourth paragraph and which you state "will be material." We may have additional comments.

        Page 59 of the Registration Statement has been revised in response to the Staff's comment.

Clean-up Costs, page 62

        19.   We note that you have two onshore facilities with known environmental contamination that will require remediation. Disclose when you expect to cease operations at those locations and the estimated cost to remediate the contamination.

        Page 59 of the Registration Statement has been revised in response to the Staff's comment. In particular, the Registration Statement has been revised to clarify that the Company expects to incur remediation costs only with respect to the South Ellwood facility, and not with respect to the Santa Clara Federal Unit plant.

Management—Directors and Executive Officers, page 66

        20.   Please revise the sketches for Messrs. McFarland, O'Donnell and Warren to provide a complete and unambiguous five year business history for each.

        Pages 64 and 65 of the Registration Statement have been revised in response to the Staff's comment.

Certain Relationships and Related Transactions, page 75

        21.   Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm's length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

        As discussed with the Staff, the Company believes that disclosure of the type requested would be appropriate with respect to some, but not all, of the transactions described in the "Certain Relationships and Related Transactions" section of the Registration Statement. For example, the Company believes that the circumstances surrounding the legal actions brought by Mr. Marquez against the Company and the settlement of those actions are such that it would not be meaningful to add the requested disclosure. Similarly, with respect to the transactions described under the heading ""—Real Property Dividends and Related Transactions," the Company believes that dividend payments are, by their nature, not arms' length transactions; accordingly, it would not be appropriate to add the requested disclosure with respect to the contemplated dividends themselves. On the other hand, the Company believes that the requested disclosure would be appropriate in connection with the proposed agreements that are ancillary to the contemplated dividends. Page 77 of the Registration Statement has been revised accordingly.

        The Staff is advised that the Company intends to address future situations involving conflicts of interest by referring those matters to the audit committee of the Company's board of directors or another board committee comprised exclusively of independent and disinterested directors. In this regard, the Staff is advised that, pursuant to its charter, the audit committee is responsible for reviewing and approving all transactions involving the Company and any other person where the parties' relationship is not arms' length. Page 66 of the Registration Statement has been revised to disclose this aspect of the committee's responsibilities.

        22.   With a view toward disclosure, describe any substantial affiliations between the company and its principals and Enron. We note the discussion under "Repurchase of Preferred Stock from Enron Affiliates" at page 76, for example.

        The Staff is advised that, in connection with the Company's repurchase of its preferred stock from the Enron affiliates as disclosed on page 76 of the Registration Statement, the directors of the Company that had been nominated by the Enron affiliates resigned from the Company's board of directors. Since that time, there have been no affiliations between the Company and its principals, on the one hand, and Enron and its affiliates on the other.

        23.   Expand your discussion at page 77 of the real property dividends to specify whose third-party consents are required and why. If material, quantify the aggregate fair market value of the real property and other items being distributed.

        Page 77 of the Registration Statement has been revised in response to the Staff's request.

Real Property Dividends and Related Transactions, page 77

        24.   Tell us how your intention to dividend real estate property and other interests to the Marquez trust as sole owner prior to the offering, affects the requirement to make bonus payments to holders of your currently outstanding stock options, as described on page 20.

        The Staff is advised that the Company expects to make a bonus payment to all holders of its outstanding options in connection with any real property dividends that are paid to the Company's sole stockholder. The Company may amend the option agreements with each of the optionholders to make clear that a bonus payment would be payable in those circumstances; in the alternative, the Company may elect to make the payment on a one-time basis. The Company estimates that the aggregate amount of the payment, assuming all the contemplated real property dividends are paid, will be approximately $1.2 million. Pages 72 and 77 of the Registration Statement have been revised to disclose the Company's intentions in this regard.

Underwriting, page 88

Lock-Up Agreements, page 89

        25.   With a view toward disclosure, describe any agreements or understandings, explicit or tacit, relating to the early release of any of the locked-up shares.

        Page 89 of the Registration Statement has been revised in response to the Staff's request.

Stabilization, page 90

        26.   We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

        The Staff is advised that the selling stockholder has indicated to the Company that it does not intend to, and will not, engage in short sales of the Company's common stock prior to the effectiveness of the Registration Statement. Moreover, as the beneficial owner of more than 10% of the Company's common stock, the selling stockholder will be prohibited from engaging in short sales of the Company's common stock following the completion of the offering under Section 16(c) of the Securities Exchange Act and is currently prohibited from doing so under the Company's securities trading policy.

Electronic Distribution, page 91

        27.   If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

        The underwriters have advised the Company that they do not currently intend to engage in the electronic offer and/or sale of shares. However, in the event that a decision to the contrary is made, the underwriters have confirmed to the Company that any such activities will be conducted in accordance with the procedures previously reviewed by the Staff. In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of shares.

        28.   You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

        Lehman Brothers Inc. has advised the Company that it has a master contract in place with NetRoadshow Inc. (www.netroadshow.com) which governs the hosting of "Internet road shows" in connection with securities offerings. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Staff and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor's customary procedures. Lehman Brothers Inc. has further advised the Company that it previously provided a copy of the master contract with NetRoadshow to the Staff in its capacity as the lead managing underwriter in the initial public offering of Tronox, Inc. (Registration no. 333-125574).

Relationships, page 91

        29.   We note that your President, William Schneider, was a managing director at Harris Nesbitt prior to joining your company. Please advise us of your consideration given to using a "qualified independent underwriter" in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. to address potential conflicts of interest involving underwriters.

        The Staff is advised that the Company understands Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD") to prohibit NASD members from participating in a public offering of an issuer's securities where more than 10% of the net offering proceeds, not including underwriting compensation, are intended to be paid to members participating in such public offering, unless the price at which the issue is to be distributed to the public is established by a "qualified independent underwriter" pursuant to Rule 2720(c)(3). The Company does not believe that Rule 2710(h) requires the use of a "qualified independent underwriter" in the present circumstances, nor does the Company believe that any conflict of interest results from Mr. Schneider's former employment with Harris Nesbitt. Additionally, although an affiliate of Harris Nesbitt, The Bank of Montreal, is the administrative agent and a lender under the Company's credit agreement, the Company is not required, and does not otherwise intend, to apply any portion of the proceeds of the proposed offering to repay amounts outstanding under the credit agreement. Accordingly, the Company does not believe that any potential conflict of interest exists as a result of Harris Nesbitt's participation in the offering.

Consolidated Financial Statements, page F-1

1.    Organization and Nature of Operations, page F-9

New Company Basis, page F-9

        30.   We note you have combined the nine days of results of operations from December 22, 2004 through December 31, 2004, calculated under the successor basis, with the remaining prior period comprising fiscal year 2004, calculated under the predecessor basis, due to the de minimis impact of the nine-day period. In addition, your disclosure in footnote 7 on page 7 states that the consolidated statements of operations, comprehensive income and cash flows for fiscal year 2004 are presented on a predecessor basis. However, your financial statements for fiscal year 2004 are labeled as successor. Due to the de minimis impact of the nine-day successor period, we believe your financial information for fiscal year 2004 should be labeled as predecessor, as the results primarily reflect amounts calculated under the predecessor basis. Please revise your disclosures throughout the document, as appropriate.

        The financial statements and other relevant disclosure throughout the Registration Statement have been revised in response to the Staff's comment.

        31.   Please clarify your disclosures on page F-9 and the amounts presented on page F-10 regarding the change in basis of your net assets due to the acquisitions made by Tim Marquez to clearly identify the $16.2 million and $5.4 million represent consideration paid for Tim Marquez's acquisition of 53% of Venoco's shares in July 2004 and 6% of Venoco's shares in December 2004, respectively. In addition, confirm our understanding that the $22,716 historical net assets attributable to non-selling interests represents the 41% interest previously held by Tim Marquez and that the historical basis of these interests have not been adjusted by the purchases made in 2004.

        Pages F-9 and F-10 of the Registration Statement have been revised in response to the Staff's comment. The Staff is advised that its understanding regarding the $22,716 in historical net assets attributable to non-selling interests is correct.

        32.   Please expand your disclosures to address the nature of the $5,439 consideration paid to minority shareholders as a result of statutory merger. Your reference to note 11 is unclear and appears to be incorrect. If this amount relates to the "short form" merger discussed in note 8 on page F-25, please update your reference and clarify how this amount was calculated and accounted for.

        Pages 76 and F-9 of the Registration Statement have been revised in response to the Staff's comment. In addition, the reference to the short-form merger in Note 8 has been deleted because the number of options exercised in connection with the merger was insignificant (78,188 of 2,212,208 shares then outstanding, or 3.5%).

        33.   Confirm our understanding that the "short form" merger or statutory merger is the same merger discussed on page 76 of Venoco, Inc. with a corporation wholly owned by the Marquez trust. Please expand your financial statements to clarify the accounting for such merger. Identify the operations and net assets held by the corporation prior to and after the merger with Venoco, Inc. In addition, tell us how the $2.46 per share merger consideration was accounted for in Venoco's financial statements for fiscal year 2004.

        The Staff is advised that its understanding regarding the short form merger and the merger discussed on page 76 of the Registration Statement is correct. Pages 76 and F-9 of the Registration Statement have been revised to clarify this point. The Company believes that the revisions referred to in its responses to comments 30, 31, 32 and 34 clarify its accounting for the merger.

        34.   We note the net $6,649 purchase accounting adjustment to total equity in the statements of changes to stockholders' equity on page F-7. Please reconcile these adjusting amounts to the amounts presented in note 1 in the table presented on page F-10.

        The Staff is advised that, as disclosed in Note 1 to the Company's financial statements and the related table (see page F-9 of the Registration Statement), Mr. Marquez's original 41% interest in the Company was carried over at its historical cost or basis. Mr. Marquez acquired an additional 53% interest from other stockholders of the Company on July 12, 2004 and an additional 6% interest as a result of a merger completed on December 22, 2004. The fair values for assets and liabilities acquired by Mr. Marquez were determined as of June 30, 2004 and December 31, 2004, respectively. Push down purchase accounting adjustments were made for the differences between the pro rata fair values acquired and the original historical basis at the respective dates. Exhibit A to this letter summarizes the purchase accounting adjustments made in connection with these transactions.

Marquez Energy Acquisition, page F-10

        35.   We understand that you have included the operations of Marquez Energy in your financial statements as of the date Tim Marquez obtained majority control of Venoco, Inc. due to his common control of these entities. We also note that due to the common ownership in the entities, you have accounted for such acquisition by carrying over the historical basis of Marquez Energy with an adjustment to equity for the difference between this basis and the $16.6 million purchase price paid. Due to the difference in the dates in which the operations have been included in the financial statements presented and the date of the acquisition and adjustment to equity, please clarify in your footnote disclosure and the table calculating the $9.4 million adjust to equity, that these amounts are calculated using the basis as of March 21, 2005 and the adjustment to equity was recorded as of March 21, 2005.

        Pages F-10 and F-11 of the Registration Statement have been revised in response to the Staff's comment.

        36.   Please reconcile the amounts to record the Marquez Energy acquisition included in the table presented on page F-11 with the disclosure on page 44, which states only $3.6 million of the cost of the acquisition was booked as an increase to property and the balance of $13 million was recorded as a reduction to equity.

        Pages 44-45 and F-11 of the Registration Statement have been revised in response to the Staff's comment.

2.    Summary of Significant Accounting Policies, page F-11

Revenue Recognition and Gas Imbalances, page F-12

        37.   We note your disclosures in notes 1 and 2 to the data table presented on pages 6 and 7 regarding the nature of the amounts classified as other revenues and the classification of amounts related to transportation costs. Please expand your footnote disclosures to the financial statements to include similar disclosure and clarify for the reader how you have accounted for your transportation costs in accordance with EITF 00-10 and EITF 01-14.

        Pages F-12 and F-13 of the Registration Statement has been revised in response to the Staff's comment.

        38.   Please expand your disclosures to identify when title of the oil and gas sold is transferred, at the wellhead or other specified delivery points. Also, disclose the significant terms of any long-term material contracts related to oil and gas sales currently in place at the end of the periods presented.

        Pages 47 and F-12 of the Registration Statement have been revised in response to the Staff's comment. The Staff is advised that the Company does not view any oil and gas sales contracts in place at the end of the periods presented as being material because prices the Company received under each contract reflected then-prevailing market prices.

Oil and Natural Gas Properties, page F-13

        39.   Your disclosures in the third paragraph under this heading identify certain impairment losses recorded for each of the three years presented in respect of foreign properties. Please identify the foreign properties you own, as this appears inconsistent with your statement on page F-12 related to the identification of business segments that all operations are located in the United States.

        The Staff is advised that the Company does not currently own any properties outside of the United States. Other than in connection with the Argentinean subsidiary referenced in comment No. 41, the Company has not conducted any non-U.S. operations.

Environmental, page F-15

        40.   We note your disclosures on page 62 of the hydrocarbon contamination at the South Ellwood field and understand that remediation of such contamination will not be required until the facility is closed. However, your disclosures on page F-15 state that you are currently in material compliance with existing laws and regulations. For our understanding, please identify the estimated amount of expected costs of remediation for this field and the underlying assumptions used. If such costs are believed to be material, please revise your disclosure and describe how you have accounted for the expected costs of the future clean up in your financial statements.

        Page 59 of the Registration Statement has been revised in response to the Staff's comment.

Foreign Currency, page F-15

        41.   We note your disclosure of a foreign subsidiary located in Argentina. Please identify the operations of this subsidiary during the periods held from November 2001 through March 2004. Tell us how you considered the location and nature of the Argentine operations in your conclusions regarding the identification of reportable segments.

        The Staff is advised that the Company's Argentine operations were involved in limited exploration activities. The Company concluded that the Argentine operations did not constitute a reportable segment because they did not reach the thresholds set forth in Regulation S-K Item 101(c)(1)(i).

5.    Long-Term Debt, page F-21

        42.   Please expand your disclosures to identify the ramifications, if any, of the events of default under the Prior Facility occurring in fiscal year 2004.

        Page F-23 of the Registration Statement has been revised in response to the Staff's comment.

7.    Notes Receivable—Employees, page F-25

        43.   We note you lend money to your employees and other members of company management, which may be forgiven after certain periods of employment. You have disclosed that such notes are amortized into compensation expense over the employment period. Please describe your accounting for such notes to us in more detail and identify all related amounts recorded in your financial statements for all periods presented. Tell us if these amounts include the forgiveness of the $35,000 loan to Mr. Hamson as disclosed on page 70 and the $100,000 loan to Mr. O'Donnell as disclosed on page 78. In your response, please support your accounting policy under generally accepted accounting principles. For example, tell us what consideration you have given to the collectibility of such notes and the need to record an allowance for such uncollectible amounts based on historical experience.

        Page F-25 of the Registration Statement has been revised in response to the Staff's comment. The Staff is advised that, as of December 31, 2004 and during the nine months ended September 30, 2005, none of the notes receivable from employees were from officers of the Company and the balances were not significant ($110,000 at December 31, 2004 and $71,000 at September 30, 2005). The notes are not in conflict with Section 402 of the Sarbanes-Oxley Act of 2002. The notes originate from employee relocations and relate to an employee's primary residence, although they are not secured. The Company amortizes the notes over an employment period to compensation expense. The Company evaluates the collectibility of Notes Receivable—Employees on a quarterly basis. No losses have been experienced to date and the Company does not currently believe that any allowance for uncollectible accounts is warranted. The Staff is advised that the amounts referred to include amounts loaned to Messrs. Hamson and O'Donnell and subsequently forgiven.

8.    Stock Option Plans, page F-25

        44.   Please expand your disclosures to identify your accounting for the conversion or termination of stock options outstanding as of December 22, 2004 in conjunction with the merger. In your response, please cite the accounting literature you relied upon in accounting for these transactions.

        Page F-26 of the Registration Statement has been revised in response to the Staff's comment. As disclosed on page F-18 of the Registration Statement, the Company accounts for stock-based compensation in accordance with APB No. 25. No compensation expense was previously reflected in net income for stock options because all stock options granted to date have been granted at exercise prices equal to or greater than the respective market value on the grant date. The excess of the purchase price over the exercise price for the options exercised in connection with the short form merger was charged to compensation expense in accordance with APB No. 25, Par. 11.g., which states that ""[c]ash paid to an employee to settle an earlier award of stock or to settle a grant of option to the employee should measure compensation expense. If the cash payment differs from the earlier measure of the award of stock or grant of option, compensation cost should be adjusted (paragraph 15)."

12.    Litigation, page F-28

Litigation by former directors and former preferred stockholders, page F-29

        45.   Expand your disclosures to state the amount accrued in your financial statements as of December 31, 2004. Please refer to SFAS 5, paragraph 9 for further guidance. In this regard, please also provide a similar disclosure of the amount accrued for the litigation relating to the former chief operating officer's claims regarding an appraisal request.

        Pages F-30 and F-31 of the Registration Statement have been revised in response to the Staff's comment.

Former Chief Operating Officer (COO) Litigation, page F-29

        46.   You have disclosed that an unfavorable outcome relating to the former chief operating officer's claim of breach of contract is possible as of December 31, 2004. However, you state the amounts are not reasonably estimable and therefore, have not provided an estimate of the possible loss or range of loss. Please support your belief that a range of the loss cannot be provided or estimated given the assertions made by the chief operating officer in his claim that are disclosed in the notes. Refer to paragraph 10 of SFAS 5 for further guidance.

        The Company concluded that (i) the claims made by the former COO in the referenced breach of contract litigation were not supportable and (ii) under the contract as properly interpreted, the amount the Company was obligated to pay the former COO was equal to the amount accrued as of December 31, 2004. Because the former COO asserted that the Company had no contractual right to repurchase the shares, and because the amount he could in theory have obtained pursuant to the appraisal process was not subject to any defined limit, it was not possible to reasonably estimate the Company's range of loss with respect to these matters. The Company ultimately settled the matters for an amount higher than the amount accrued as of December 31, 2004 to avoid the costs of litigation. Page F-31 of the Registration Statement has been revised to provide additional disclosure on this subject.

14.    Interim Financial Information (Unaudited), page F-32

Purchase of Marquez Energy, page F-35

        47.   We note you made a deposit of $2 million as of December 31, 2004 related to the acquisition of Marquez Energy. It appears this amount has been classified on the balance sheet in oil and gas properties. Tell us why you believe this classification is appropriate as of December 31, 2004, prior to the closing of the purchase of Marquez Energy.

        The Staff is advised that, in the Company's view, the classification was appropriate because the closing occurred prior to the date of the audit. As of that date, therefore, there was no uncertainty as to whether the deposit would effectively become part of the purchase price for Marquez Energy, LLC.

15.    Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited), page F-38

        48.   Please reconcile the amounts presented in the table on page F-38 of total capitalized costs and properties not subject to amortization as of December 31, 2004 with the amounts recorded and presented in the oil and gas properties line on the balance sheet as of December 31, 2004.

        Page F-39 of the Registration Statement has been revised in response to the Staff's comment.

Undertakings

        49.   Include the undertakings Item 512(a) of Regulation S-K requires.

        The Staff is advised that the Company believes it has included in the Registration Statement all undertakings required pursuant to Item 512 of Regulation S-K.

Exhibit 23.1

        50.   Please revise the consent provided by your independent registered public accounting firm to include the date of the consent.

        A revised Exhibit 23.1 that includes the date of the consent has been filed with the Registration Statement.

Form 10-Q

Controls and Procedures

        51.   We note your statement that "effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

        In this regard, we note that you continue to review the adequacy of your current levels of accounting staff with a view towards enhancing your disclosure controls and procedures. Please disclose in reasonable detail the basis for the certifying officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the reports. Also, please state whether your current levels of accounting staff are adequate. If not, indicate whether its inadequacy constitutes a material weakness.

        The Company proposes to include the disclosure referenced in the Staff's comment, where appropriate, in its future filings under the Securities Exchange Act. With respect to the effectiveness of the Company's disclosure controls and procedures, the Staff is advised that the certifying officers' conclusions were based primarily on (i) their close supervision of the Company's operations and their review of the Company's filings with the commission and (ii) their coordination and consultation with the Company's operations staff, its internal legal and accounting personnel and its external legal, tax and accounting advisers. The Staff is further advised that, as disclosed in the Company's Current Report on Form 8-K filed on January 23, 2006, the Company has recently hired a Chief Accounting Officer. While the Company believes that this addition will enhance its disclosure controls and procedures, it nevertheless believes that those controls and procedures were effective at the "reasonable assurance" level at the end of the periods in question. In addition, the Staff is advised that the Company believes its current level of accounting staff to be adequate in relation to the reporting requirements to which it is currently subject. The Company does, however, expect to hire additional accounting staff over the course of 2006 in view of its obligation to issue a report on its internal controls under Section 404 of the Sarbanes-Oxley Act as of December 31, 2006.

        52.   We note that you amended your quarterly reports on Form l0-Q for the first two quarters of fiscal 2005 to restate your condensed consolidated financial statements to correct your accounting for an acquisition completed in the first quarter of 2005. Tell us whether you believe that the problems with your accounting constitute a material weakness.

        The Staff is advised that Marquez Energy, LLC ("MELLC") was acquired via an exchange transaction under Section 1031 of the Internal Revenue Code. The original intent was to utilize all or a portion of the MELLC properties in a tax free exchange. This intent was accomplished in the third quarter of 2005. Given the nature of the MELLC acquisition, its ultimate tax effect could not have been known until the Section 1031 exchange was completed or terminated. Accordingly, the Company initially determined that it should not recognize a deferred tax asset in connection with the acquisition prior to such completion or termination. This determination was based on what the Company considered to be a valid interpretation of the applicable rules. Upon subsequent review, the Company ultimately concluded that the more appropriate interpretation was to record a deferred tax asset at the time of the initial acquisition of MELLC. The Company therefore determined that the restatements were necessary. The result was to record a deferred tax asset with the primary offsetting entry being an increase in shareholders equity. The Company's decisions regarding both its initial accounting for the acquisition and the restatement were made in consultation with the Company's external tax advisors. The adjustments resulting from the restatement had no effect on historical or future cash flows and had a de minimisimpact on the Company's net income (a reduction of $42,000 for the six months ended June 30, 2005). The primary adjustments to the balance sheet (increase in deferred tax assets and an increase in equity) were material.

        PCAOB Auditing Standard No. 2 states that a restatement of previously issued financial statements to reflect the correction of a misstatement should be regarded as at least a significant deficiency and as a strong indicator that a material weakness in internal control over financial reporting exists. The Company has a process for consulting with independent external advisors to assist the Company in evaluating complex accounting and reporting matters. The Company followed the process in this situation, although it did not prevent the misapplication of GAAP that led to the restatements.

        The Company has not assessed whether this situation resulted from a material weakness under the standards set forth in Section 404 of the Sarbanes-Oxley Act and related rules, as the Company was not (and is not) yet subject to those standards. The Company believes that if it had made such an assessment, it would likely have found that one or more material weaknesses existed at the time of the restatements, either as a result of the circumstances that led to the restatements or as a result of its relatively limited number of accounting personnel (or possibly both). The Company has addressed these issues by, among other things, adopting more extensive review procedures regarding complex tax matters and hiring a Chief Accounting Officer. Pages 19 and 30 of the Registration Statement have been revised to provide additional disclosure on this subject.

Engineering Comments

Form S-1

Summary Operating and Reserve Information, page 8

        53.   We note the identification of your independent petroleum engineers. With a view toward possible disclosure, please tell us whether:

          (a)   You paid your engineering firms significant fees for projects other than the period-end proved reserve estimates disclosed in your public documents filed with us;

          (b)   You discharged an engineer due to disagreements over reserve estimates;

          (c)   Your independent engineers report to your management or to your board of directors.

        The Staff is advised that:

          (a)   the Company has not paid either Ryder Scott Company, L.P. ("Ryder Scott") or Netherland, Sewell & Associates, Inc. ("NSAI") significant fees for projects other than the completion of the reserve reports described in the Company's SEC filings,

          (b)   the Company's decision to retain NSAI rather than Ryder Scott in connection with the December 31, 2004 and September 1, 2005 reserve reports did not result from disagreements with Ryder Scott regarding reserve estimates, but rather from the fact that the Company believed NSAI would complete the December 31, 2004 report more quickly than could Ryder Scott, and

          (c)   the Company's independent engineers report to management rather than the board of directors.

Proved Reserves, page 9

        54.   Please furnish to us the petroleum engineering reports—in hard copy and electronic spreadsheet format—you used as the basis for your 9-1-05 proved reserve disclosures. The report should include:

          (a)   One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties. Please group the Marquez Energy properties separately. Include separate line items for the "seep tents" described on page 50;

          (b)   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

          (c)   Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

          (d)   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in this group;

          (e)   Narratives and engineering exhibits (e.g. performance plots, volumetric calculations) for the two largest negative 2005 reserve revisions caused by performance, not economics;

          (f)    Narratives and engineering exhibits for the two largest 2005 reserve additions, i.e. extensions and/or discoveries. You may contact us for assistance in this or any other matter.

        As discussed with the Staff, the requested materials are being provided, as supplemental information and not as part of the Registration Statement or any other public filing, to Staff engineer Ronald Winfrey under separate cover. We request that the Staff return the materials after its review is complete.

        55.   Tell us the estimated hydrocarbon volumes, if any, you have claimed as proved reserves:

          (a)   In undrilled fault blocks;

          (b)   Below the lowest known—penetrated and assessed—structural occurrence of hydrocarbons.

        The Staff is advised that none of the Company's estimated proved reserves include hydrocarbon volumes in undrilled fault blocks or below the lowest known structural occurrence of hydrocarbons.

        56.   Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

        The Company affirms that all of its estimated proved undeveloped reserves are in locations that are legal, technically justified locations offsetting productive wells.

Risk Factors, page 10

        57.   We note your statement "Estimating our reserves, production and future net cash flow is difficult to do with any certainty." This is in direct conflict with Rule 4-10(a)(2) of Regulation S-X which states in part, "Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions…". If your reserve estimates do not meet the standards required by Rule 4-10, delete them from your document. Otherwise, amend your document to explain the limitations on your proved reserve estimates. For guidance, we refer you to 16. Clarification of Oil and Gas Reserve

Definitions and Requirements under "Outline in Word 6.0 format" at our website, http://www.sec.gov/divisions/corpfin.shtml.

        Page 11 of the Registration Statement has been revised in response to the Staff's comment. The Staff is advised that the referenced statement and the related disclosure was not intended to suggest that the Company's estimated proved reserves include reserves that are not reasonably certain to be recoverable, but rather to inform the reader that the reserve information included in the Registration Statement reflects estimates rather than exact quantities, and, as such, is subject to inherent limitations. The Company believes that the Registration Statement, as amended, adequately clarifies this point.

        58.   We note your use of "proved developed non-producing reserves" here. Please amend your document to define this term.

        Page A-3 of the Registration Statement has been revised in response to the Staff's comment.

        59.   We note your statement, "The reserve data assumes that we will be required to make significant capital expenditures to develop our reserves and reflects the uncertainties associated with the availability of capital." Please amend your document to explain how these uncertainties are expressed in your disclosed proved reserve estimates.

        Page 11 of the Registration Statement has been revised to delete the referenced sentence. Because uncertainties associated with the availability of capital can apply to reserve estimates of all categories (rather than just estimates of proved undeveloped reserves and proved developed non-producing reserves), the Company believes that the point of the referenced sentence is more appropriately made in the first paragraph of the risk factor (please see the third and fourth sentences of the risk factor as revised). The Staff is advised that the Company's estimated reserves as of September 1, 2005 reflect an assumption that the Company would be able to finance all projects considered relevant for the purposes of the reserve report.

Business and Properties, page 46

South Elwood Field, page 49

        60.   We note your statement, "This trend encompasses several fields with more than 100 million barrels of recoverable oil." Please amend your document to support this statement with technical evidence or delete it.

        Page 47 of the Registration Statement has been revised to clarify and provide support for the referenced statement. The Staff is advised that the relevant information can be found in the 2004 Annual Report of the California Division of Oil, Gas, and Geothermal Resources. The relevant pages of that report are attached hereto as Exhibit B.

Consolidated Financial Statements of Venoco, Inc. and Subsidiaries, page F-1

Estimated Net Quantities of Natural Gas and Oil Reserves, page F-39

        61.   We note your 2004 proved reserve revisions. Amend your document to explain these significant negative revisions as required by Statement of Financial Accounting Standard 69, paragraph 11.

        Pages F-40 and F-41 of the Registration Statement have been revised in response to the Staff's comment.

Glossary of Technical Terms, page A-3

        62.   Your definitions of proved reserves, proved developed reserves and proved undeveloped reserves are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a)(2)(3)(4) as the only applicable definitions of these quantities. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

        Page A-3 of the Registration Statement has been revised in response to the Staff's comment.

* * * * *

        Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7335. In addition, we are available to meet with the Staff to discuss any issues that the Staff deems appropriate. Thank you in advance for your assistance.

Very truly yours,
/s/ JOHN A. ELOFSON
John A. Elofson

Enclosure

cc:
Jason Wynn
Timothy Levenberg
Shannon Buskirk
April Sifford
Ronald Winfrey
Timothy Marquez
Bill Schneider
David Christofferson
Terry Anderson
Douglas Griggs
Seth Molay
Michael Chambers
Patricia Peterson

Exhibit A

Venoco, Inc.
Exhibit A—Summary of 2004 Push Down Purchase Accounting
(In thousands)

Because of timing, the Venoco acquisition was recorded in two parts as follows:
Part 1—53% interest acquired by Tim Marquez on 7/12/04	$16,185
Part 2—6% minority interest acquisition on 12/22/04	5,439

Total consideration paid to selling shareholders	$21,624

The $16.2 MM transaction acquired common shares at less than their historical basis; the $5.4 MM transaction acquired common shares at greater than their historical basis. On a net basis, the combined acquisition was made for $1,333 less than the historical basis of the net assets and liabilities acquired as follows:
Total consideration paid to selling shareholders per above	$21,624
Historical basis of net assets and liabilities acquired	(22,957)

Excess of historical basis over fair value	$(1,333)

The following summarizes the various components of the Push Down Purchase Accounting Entries:

Debits (Credits)
Balance Sheet Components
Property, Plant and Equipment	$(1,230)
Other Assets	(573)
Deferred income taxes	470

Net entries to record write-down of assets to fair value	(1,333)
Cash paid for Minority Interest	(5,316)
Equity Components
Common Stock	32
Additional Paid-In Capital	543
Retained Earnings	7,574
Retirement of Treasury Shares	(1,500)

Net Entries to Stockholders' Equity	6,649

Net of the Push Down Entries	$—